Larimar Therapeutics, Inc.

Three Bala Plaza East, Suite 506

Bala Cynwyd, Pennsylvania 19004

May 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Larimar Therapeutics, Inc.

Registration Statement on Form S-3

Filed May 9, 2024 (File No. 333-279275)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Larimar Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-279275) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 P.M., Eastern Time, on May 24, 2024, or as soon thereafter as is practicable.

Please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

LARIMAR THERAPEUTICS, INC.

By:	/s/ Carole Ben-Maimon, M.D.
Name: Carole Ben-Maimon, M.D.
Title: President and Chief Executive Officer